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PRESS RELEASE

ARCADIS IMPROVES POLISH ROAD NETWORK

ARNHEM, THE NETHERLANDS—September 22, 2004—ARCADIS (NASDAQ: ARCAF, EURONEXT: ARCAD) announced today that a consortium consisting of ARCADIS Infra BV from the Netherlands, ARCADIS Ekokonrem from Poland and its strategic partner Profil, also from Poland, has won an assignment to perform the project management and construction supervision related to the expansion of the highway N18 between Olszyna and Golnice. The Contracting Authority, the General Directorate for Roads and Motorways is acting on behalf of the Ministry of Infrastructure. The project, part of the National Development Plan, will be financed by ISPA Fund and by the Polish Government additionally. Its aim is to ensure a good connection between the Polish road network and that of other European countries. The total project sum for the consortium amounts to EUR 5 million.

The assignment involves construction supervision and project management for the expansion and upgrade of the road to make it suitable for speeds up to 120 kilometers per hour. The 71-kilometer track has 36 viaducts and bridges and a number of cattle passages. The road is part of the A4 highway and the third pan-European transit corridor, which connects the Ukraine, Slovakia and south Poland with Berlin and Dresden. Construction is expected to begin in November of this year and run through August 2006, followed by a guarantee period and ultimate delivery of the project in September 2007. Financing for the project comes from the European Union (75%) and the Polish government (25%).

ARCADIS will apply its extensive knowledge in the field of implementing infrastructure projects according to FIDIC conditions of contracts, while PROFIL will provide design, construction capabilities. This combination of expertise and skill makes the consortium well prepared for supporting Poland in the implementation of the improved motorway operations at both the national and local levels, and for the adjustment of infrastructure to EU standards.

"This contract is a good example of the way ARCADIS is internationalizing its expertise," says Harrie Noy, CEO of ARCADIS. "For ten years, ARCADIS has been operating in Poland with a Polish staff. We consider Poland to be one of our home markets. We know the country, culture and business mentality very well and are therefore well positioned to connect Poland to the rest of the European Union."

Poland, with almost 40 million inhabitants, is the largest country that joined the European Union in May 2004. As infrastructure is considered to be the main factor of economic development, the country urgently needs to take care of modernization and improvement of the existing infrastructure, neglected during the past years. ARCADIS is already involved in restructuring that sector in the country: since 2002 the company has been supervising the modernization of E-20 railway line, section Minsk Mazowiecki—Siedlce, central Poland.

ARCADIS is a leading, global, knowledge-driven service provider, active in the fields of infrastructure, environment and buildings. With client success central to our total business approach, we fulfill project or program needs from concept to completion and beyond. Together, we generate $1 billion in annual revenues. There are 9,000 of us, results-oriented people, continually investing in our skills to maximize value while creating viable solutions that assure your success.

Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause the company's actual results in future periods to differ materially from forecasted results. Those risks include, among others, risks associated with possible changes in environmental legislation and risks with regard to the Company's ability to acquire and execute projects. These are other risks are described in ARCADIS' filings with the Securities and Exchange Commission over the last 12 months, copies of which will be available from the SEC or may be obtained upon request from the Company.

For more information contact:
Marc Lamers, tel: 026-3778286, e-mail: m.c.j.lamers@arcadis.nl
Visit us on the Internet: www.arcadis-global.com